January 12, 2015

Steven Kahn Chief Financial Officer and Treasurer d (212) 388-6870 f (212) 202-5063 s.kahn@unitedrealty.com www.urpa.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Eric McPhee

RE:	United Realty Trust Incorporated 10-K for the Year Ended December 31, 2013 Filed March 31, 2014 File No. 333-178651

Dear Mr. McPhee:

United Realty Trust Incorporated (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated January 5, 2015 (the “Comment Letter”), with respect to the above-referenced Annual Report on Form 10-K for the year ended December 31, 2013 (No. 333-178651), filed by the Company with the Commission on March 31, 2014 (the “Annual Report”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, disclosures provided in Annual Report. The responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each comment from the Comment Letter is restated in bold prior to the Company’s response.

Form 10-K for the Year Ended December 31, 2013

Item 9A. Controls and Procedures

Changes in Internal Control over Financial Reporting, page 77

1.	We note your response to prior comment 3. Please tell us how you considered whether management´s failure to provide its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2013. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective.

The Company advises the Staff that it has considered whether management’s failure to provide its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2013. In re-evaluating the Company’s disclosure controls and procedures, the Company has concluded that the omission of management’s report in the Annual Report was the result of an error and does not impact the conclusion that the Company’s disclosure controls and procedures as of December 31, 2013 were effective.

As part of the Company’s re-evaluation of the overall effectiveness of the Company’s disclosure controls and procedures as of December 31, 2013, the Company carefully considered a number of factors, including: established SEC guidance on such controls and procedures; the overall design of the Company’s disclosure controls and procedures; and the nature of this omission. We confirmed that prior to the filing of the Annual Report, management did, in fact, perform its evaluation of the Company’s internal control over financial reporting as of December 31, 2013 and concluded that the controls were effective.

In weighing all these factors with the definition of disclosure controls and procedures provided in Rule 13a-15(e), management continues to believe that, notwithstanding the omission of certain required language in Item 9A of the Annual Report, the Company’s disclosure controls and procedures were effective for the reasons set forth in more detail below.

Rule 13a-15 requires issuers to maintain disclosure controls and procedures and requires each issuer’s management to evaluate the effectiveness of the issuer’s disclosure controls and procedures as of the end of each fiscal quarter. The definition in Rule 13a-15(e) provides that “disclosure controls and procedures” are controls and procedures “designed to ensure that information required to be disclosed” is reported accurately and in a timely fashion. In the Adopting Release for Rule 13a-15 (Certification of Disclosure, SEC Release No. 33-8124; 34-46427, August 29, 2002), the Commission noted that Rule 13a-15 “require[s] an issuer to maintain disclosure controls and procedures to provide reasonable assurance that the issuer is able to record, process, summarize and report the information required in the issuer’s Exchange Act reports.”

The Company’s disclosure controls and procedures are designed with a number of checks that the Company believes provide reasonable assurance that the information required to be disclosed is reported accurately and in a timely fashion. The Company’s disclosure controls and procedures with respect to reporting include, among other things, the following:

•	Initial drafts of the Company’s periodic reports are prepared and reviewed by the Company’s executive officers.

•	Throughout the course of preparing and reviewing any periodic report, the Company’s executive officers, working with outside counsel and the Company’s independent accountants, regularly discuss and resolve comments and questions.
•	With respect to an Annual Report on Form 10-K, the Company’s independent accountants audit the Company’s consolidated financial statements and issue a “Report of Independent Registered Public Accounting Firm” stating that, in their opinion, the consolidated financial statements are presented fairly in conformity with accounting principles generally accepted in the United States of America. With respect to all periodic reports, the Company’s independent accountants also read with professional standards the periodic reports for consistency with the consolidated financial statements.
•	The Audit Committee of the Company’s board of directors meets with the Company’s management and independent registered public accounting firm to review the entire periodic report and provide comments before the report is filed.
•	The Company’s outside securities counsel also reviews the periodic report, including performing a “rules check” of the report, comparing the disclosure provided in the report to the disclosure requirements contained in Form 10-K or Form 10-Q, as applicable, and in Regulation S-K to verify compliance with those disclosure requirements.

During the preparation of the Annual Report, the Company followed the procedures outlined above. As noted in Item 9A of the Annual Report, “…no system of controls can provide complete assurance of achieving a company’s objectives…” The Company believes that disclosure controls, even when effective, may not prevent all errors, including errors in the application of such controls.

Upon analysis of the Company’s processes and a review of the Company’s records, the Company has concluded that the omission was the result of an error in the application of the Company’s disclosure controls. It appears that the exclusion of the report on internal controls from the previous year’s annual report (in compliance with applicable rules) led to a mistaken impression that the report could be omitted from the Annual Report. As noted in the Annual Report, there were no changes in internal controls over financial reporting during the quarter ended December 31, 2013.

The Company acknowledges the seriousness of the omission; however, upon re-evaluation of the Company’s disclosure controls, each of the Company’s chief executive officer and chief financial officer has concluded that the Company’s disclosure controls are adequate, despite the failure in this instance to include the required disclosure.

For the reasons stated, and given the particular facts and circumstances, management has confirmed its initial determination that, as of December 31, 2013, the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e), were effective to provide reasonable assurance that information required to be disclosed by the Company was recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company thanks you for your prompt attention to this letter responding to the Comment Letter and looks forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 388-6870.

Yours truly,

/s/ Steven Kahn
Steven Kahn
Chief Financial Officer and Treasurer